UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NetScout Systems, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

64115 T 10 4 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 Pages

Schedule 13G

Item 1.	(a) Name of Issuer: NetScout Systems, Inc.

(b) Address of Issuer’s Principal Executive Offices: 310 Littleton Road, Westford, MA 01886.

Item 2.	(a) Name of Person Filing: Jyoti Popat.

(b) Address of Principal Business Office or, if None, Residence: 355 Pope Road, Concord, MA 01742.

(c) Citizenship: United States.

(d) Title of Class of Securities: Common Stock, $.001 Par Value.

(e) CUSIP Number: 64115 T 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership. Not Applicable.

Item 5.	Ownership of Five Percent or Less of a Class. Mrs. Popat has ceased to own beneficially more than 5% of the outstanding Common Stock of NetScout Systems, Inc.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) or §240.13d-1(c).

Page 2 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004

/s/ Jyoti Popat

Jyoti Popat

Page 3 of 3 Pages